INVESTMENT MANAGERS SERIES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of March 31, 2008_by and between INVESTMENT MANAGERS SERIES TRUST, a Delaware statutory trust (the “Trust”), on behalf of the ThinkGrowth Fund, ThinkGlobal Fund, and ThinkGreen Fund (each a “Fund”, collectively, the “Think Funds”), each a series of the Trust, and the Advisor of the Fund, ThinkCapital Management, LLC (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Think Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated March 31, 2008 (the “Investment Advisory Agreement”); and

WHEREAS, each Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.      Limit on Operating Expenses.  The Advisor hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each Fund’s average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to each Fund.  In the event that the current Operating Expenses for a Fund, as accrued each month, exceed Fund’s Annual Limit, the Advisor will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.      Definition.  For purposes of this Agreement, the term “Operating Expenses” with respect to each Fund is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses (as determined in accordance with Form N-1A) and expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.      Reimbursement of Fees and Expenses.  Any payments to a Fund by the Advisor pursuant to this Agreement are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor. Such reimbursement may be requested from a Fund by the Advisor in the event that the current Operating Expenses for the Fund, as accrued each month, are less than the Fund’s Annual Limit. The Advisor may seek reimbursement in an amount up to the difference between the Annual Limit and the current Operating Expenses, but in no case will the reimbursement amount exceed the total amount of payments made by the Advisor pursuant to this Agreement and will not include any amounts previously reimbursed. No reimbursement will cause the total Operating Expenses paid by a Fund to exceed the Annual Limit for that Fund and such reimbursement may not be paid prior to a Fund’s payment of current Operating Expenses. The Advisor may seek reimbursement for payments made to a Fund pursuant to this Agreement for a period of three (3) years from the date of the payment.

4.      Term.  This Agreement shall become effective on the date specified herein and shall remain in effect for a period of one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.      Termination.  This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of each Fund, upon sixty (60) days’ written notice to the Advisor.  This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld.  This Agreement will automatically terminate, with respect to each Fund listed in Appendix A, if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for that Fund.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST		THINKCAPITAL MANAGEMENT, LLC

By:		By:
Print Name:		Print Name:
Title:	President	Title:

Appendix A

Fund	Operating Expense Limit

ThinkGrowth Fund	1.59%
ThinkGlobal Fund	1.74%
ThinkGreen Fund	1.74%